FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information
	2008 FIRST-QUARTER RESULTS

Mexican Stock Exchange
Ticker: KOFL
		First Quarter

NYSE (ADR)		2008	2007	Δ %

Ticker: KOF	Total Revenues	17,257	16,225	6.4%

	Gross Profit	8,271	7,550	9.5%

Ratio of KOF L to KOF = 10:1	Operating Income	2,818	2,436	15.7%

	Majority Net Income	1,621	1,230	31.8%

	EBITDA(1)	3,569	3,193	11.8%

	Net Debt (2)	10,741	11,374	-5.6%

	EBITDA (1) / Interest Expense	7.03	6.32

	Earnings per Share	0.88	0.67

	Capitalization(3)	27.5%	29.2%

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.

See reconciliation table on page 10 except for Earnings per Share

(2) Net Debt = Total Debt - Cash

(3) Total debt / (long-term debt + stockholders' equity)

	Total revenues reached Ps. 17,257 million in the first quarter of 2008, an increase of 6.4% compared to the first quarter of 2007.

	Driven by double digit growth from all of our divisions, led by our Mexico Division, consolidated operating income increased 15.7% to Ps. 2,818 million for the first quarter of 2008. Our operating margin was 16.3% for the first quarter of 2008.

For Further Information:	Consolidated majority net income increased 31.8% to Ps. 1,621 million in the first quarter of 2008, resulting in earnings per share of Ps. 0.88 for the first quarter of 2008.

Investor Relations

Alfredo Fernández

Mexico City (April 25, 2008), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF)(“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2008.

alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Maximilian Zimmermann
maximilian.zimmermann@kof.com.mx

“Our winning execution reinforced our positive performance for the first quarter. Our continued growth in our Mexico division, coupled with strong results from our Latincentro and Mercosur divisions, drove an increase in operating income of more than 15 percent. Mexico’s favorable sweetener environment contributed importantly to our consolidated performance. Consequently, our Mexico division was a more important driver of our quarterly growth than the preceding year. We have also gradually rolled out the distribution of Jugos del Valle brand juice-based beverages in our Mexico division through the traditional mom-and-pop sales channel; for the quarter, we sold almost 3 million unit cases,” said Carlos Salazar Lomelin, Chief Executive Officer of the company.

(5255) 5081-5186

Website:
www.coca-colafemsa.com

April 25, 2008	Page 1

CONSOLIDATED RESULTS

Until December 31 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, in accordance to changes with the Mexican Financial Reporting Standards, related to inflation effects, the company discontinued inflation accounting for its subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of its subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. The figures for 2007 have been restated in Mexican pesos with purchasing power at December 31, 2007 (instead of March 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate of December 31, 2007 published by the local central bank of each country.

Beginning with the first quarter of 2008, we have decided to align our quarterly disclosure based on the way we manage the business. We have regrouped our operations into three divisions: (i) Mexico division, (ii) our Latincentro division, which is comprised by the territories we operate in Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama, and (iii) our Mercosur division, which is comprised by the territories we operate in Brazil and Argentina.

Our consolidated total revenues increased 6.4% to Ps. 17,257 million in the first quarter of 2008, compared to the first quarter of 2007, as a result of increases in most of our territories. Our consolidated average price per unit case increased 2.0% to Ps. 32.51 (US$ 3.06) in the first quarter of 2008 compared to the same period of 2007, as a result of higher average prices in all of our divisions.

Total sales volume increased 3.8% to 517.7 million unit cases in the first quarter of 2008 as compared to the same period of 2007, mainly driven by a 4.1% volume growth of brand Coca-Cola, which accounted for more than 60% of our total incremental volumes during the quarter. Sparkling beverages sales volume grew 3.2% to 434.6 million unit cases, driven by volume growth across most of our divisions. Still beverages sales volume grew 20.0% to 12.0 million unit cases due to incremental volumes from brand Jugos del Valle in our Mexico division.

Our gross profit increased 9.5% to Ps. 8,271 million in the first quarter of 2008, compared to the first quarter of 2007, driven by increases in all of our divisions. Gross margin reached 47.9% in the first quarter of 2008 from 46.5% in the same period of 2007. Lower sweetener costs in our main operations, in conjunction with lower PET (polyethylene terephtalate) costs in the Mercosur division, more than compensated for higher PET prices in our Mexico and Latincentro divisions.

Our consolidated operating income increased 15.7% to Ps. 2,818 million in the first quarter of 2008. We posted double-digit increases in operating income in all of our divisions, including growth in operating income in Mexico for the third quarter in a row. Our operating margin was 16.3% in the first quarter of 2008, an improvement of 130 basis points as a result of higher revenues and lower sweetener costs in the Mexico and Mercosur divisions combined with stable operating expenses as a percentage of sales.

Our integral cost of financing in the first quarter of 2008 recorded an expense of Ps. 222 million as compared to an expense of Ps. 291 million in the same period of 2007, mainly due to a foreign exchange gain driven by the appreciation of the Mexican Peso as applied to our dollar denominated net liabilities, which more than compensated for a less favorable monetary position driven by the non-inflationary accounting applied to certain divisions of our business.

During the first quarter of 2008, income tax, as a percentage of income before taxes, was 31.1%, compared to 34.3% in the same quarter of 2007 driven by tax credits received during the first quarter of 2008, which eventually reduced the taxable base.

Our consolidated majority net income increased by 31.8% to Ps. 1,621 million in the first quarter of 2008 compared to the first quarter of 2007, driven by an increase in our operating income and lower integral cost of financing recorded this quarter compared to the first quarter of 2007. Earnings per share (EPS) were Ps. 0.88 (US$ 0.83 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

April 25, 2008	Page 2

BALANCE SHEET

As of March 31, 2008, Coca-Cola FEMSA had a cash balance of Ps. 7,635 million (US$ 718 million), an increase of Ps. 93 million (US$ 9 million), compared to December 31, 2007, as a result of cash flow generated by the Company during the quarter.

Total short-term bank debt, was Ps. 4,361 million (US$ 410 million) and long-term debt was Ps. 14,015 million (US$ 1,318 million). Total debt decreased Ps. 540 million (1) (US$ 51 million) compared with year end 2007. Net debt decreased approximately Ps. 633 million (US$ 60 million) compared to year end 2007, due to payment of bank debt with cash generated by the Company.

The weighted average cost of debt for the quarter was 7.73% . The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2008:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)

U.S. dollars	41.4%	58.9%
Mexican pesos	56.0%	17.4%
Argentine pesos	2.7%	0.0%

(1) After giving effect to cross-currency and interest rate swaps.

Debt maturity profile

Maturity Date	2008	2009	2010	2011	2012	2013 +

% of Total Debt	23.8%	19.7%	5.5%	0.0%	20.5%	30.6%

Consolidated Cash Flow
Expressed in million of Mexican pesos (PS.) and U.S. dollars (USD) as of March 31, 2008

	Jan - Mar 2008
	Ps.	USD

Net Income	1,661	156
Non cash charges to net income	441	42

	2,102	198
Change in working capital	(749)	(71)

Resources Generated by Operating Activities	1,354	127

Total Investments	(725)	(68)
Debt decrease (1)	(499)	(47)

Increase in cash and cash equivalents	129	12

Cahs and cash equivalents at begining of period	7,542	710
Translation Effect	(36)	(3)
Cash and cash equivalents at end of period	7,635	719

(1) The difference between the reduction in debt of the balance sheet of Ps. 540 million, and the debt decrease in nominal terms presented in the cash flow of Ps. 499 million, is related to the inflation effect and foreign exchange impact presented separately in accordance to changes with the Mexican Financial Reporting Standards related to cash flow, effective as of January 1, 2008.

April 25, 2008	Page 3

MEXICO DIVISION OPERATING RESULTS

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company and the rest of the bottlers in Mexico acquired 100% of Jugos de Valle S.A.B de C.V.. As of February 2008, Coca-Cola FEMSA is distributing the Jugos del Valle portfolio in its Mexico division through the traditional channel. Volume, average price per unit case and cost of goods sold related to these products will be recorded in our Consolidated and Mexico income statements.

Revenues

Total revenues from our Mexico division increased 6.7% to Ps. 7,770 million in the first quarter of 2008, as compared to the same period of the previous year. Incremental volumes accounted for more than 70% of the incremental revenues during the quarter and higher price per unit case represented the balance. Average price per unit case increased 1.8% to Ps. 29.31 (US$ 2.76), as compared to the first quarter of 2007 reflecting revenues from Jugos del Valle products, which carry a higher price per unit case. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 34.35 (US$ 3.23), a 2.1% increase as compared to the same period of 2007.

Total sales volume increased 4.9% to 264.0 million unit cases in the first quarter of 2008, as compared to the first quarter of 2007, resulting from (i) a 3.1% sales volume growth in sparkling beverages, driven by a 4.4% increase in brand Coca-Cola, (ii) sales volume growth in bulk water and (iii) incremental volumes in the still beverage category driven by the Jugos del Valle product line.

Operating Income

Our gross profit increased by 7.6% to Ps. 3,959 million in the first quarter of 2008 as compared to the same period of 2007. Gross margin increased from 50.6% in the first quarter of 2008 to 51.0% in the same period of 2008, as a result of lower sweetener costs year-over-year, which more than compensated for higher PET costs and the second stage of the previously announced concentrate increase.

Operating income increased 11.2% to Ps. 1,364 million in the first quarter of 2008, as compared to Ps. 1,227 million in the same period of 2007 as a result of (i) higher revenues, (ii) lower cost of sugar and (iii) stable operating expenses, as compared to the same period of 2007. Our operating margin was 17.6% in the first quarter of 2008, an increase of 70 basis points as compared to the same period of 2007.

April 25, 2008	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 5,351 million in the first quarter of 2008, an increase of 3.0% compared to the same period of 2007. Higher average price per unit case accounted for more than 60% of the incremental revenues during the quarter and incremental volumes represented the balance. Our average price per unit case increased by 1.8% to Ps. 41.06 (US$ 3.80) in the first quarter of 2008, as compared to the first quarter of 2007, as a result of higher pricing implemented during the year combined with strong volume growth in non-returnable presentations, which carry a higher average price per unit case.

Total sales volume in our Latincentro division grew 1.2% to 130.2 million unit cases in the first quarter of 2008, as compared to the same period of 2007, resulting from incremental volumes in the sparkling beverage category, which accounted for more than 75% of the growth; the balance was comprised mainly by still beverages. In the first quarter of 2008, incremental volumes from Central America and Venezuela compensated for a slight volume decrease in Colombia.

Operating Income

Gross profit reached Ps. 2,444 million, an increase of 7.6% in the first quarter of 2008, as compared to the same period of 2007, driven by lower sweetener costs in our main operations, combined with the yearly appreciation of the Colombian Peso as applied to U.S. dollar-denominated raw materials. Gross margin increased from 43.7% in the first quarter of 2007 to 45.7% in the same period of 2008.

Our operating income increased 27.6% to Ps. 750 million in the first quarter of 2008, as compared to the first quarter of 2007 as a result of higher revenues combined with lower costs of sales and stable operating expenses, as compared to the same period of 2007. Our operating margin reached 14.0% in the first quarter of 2008, expanding 270 basis points as compared to the same period of 2007.

April 25, 2008	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Revenues

Net revenues increased 9.1% to Ps. 4,070 million in the first quarter of 2008, as compared to the same period of 2007. Excluding beer, net revenues increased 8.3% to Ps. 3,746 million in the first quarter of 2008, as compared to the same period of 2007, driven by volume growth and higher average price per unit case in the same proportion. Excluding beer, average price per unit case increased 3.9% to Ps. 30.34 (US$ 2.85) during the first quarter of 2008. Total revenues from beer in Brazil were Ps. 324 million in the first quarter of 2008.

Sales volume, excluding beer, increased 4.2% to 123.5 million unit cases in the first quarter of 2008, as compared to the first quarter of 2007. Sparkling beverages sales volume growth accounted for more than 90% of the incremental volumes, mainly driven by brand Coca-Cola in multi-serve presentations and the strong performance of Coca-Cola Zero. Brazil contributed to almost 60% of incremental volumes and Argentina represented the balance.

Operating Income

In the first quarter of 2008, our gross profit increased 16.9% to Ps. 1,868 million, as compared to the same period of the previous year. Lower average cost per unit case resulting from lower sweetener costs, combined with lower PET bottle costs due to the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated raw materials, contributed to a gross margin improvement of 260 basis points to 45.2% in the first quarter of 2008.

Operating income increased 13.4% reaching Ps. 704 million in the first quarter of 2008, as compared to Ps. 621 million in the same period of 2007. Our operating margin was 17.0% in the first quarter of 2008, an increase of 40 basis points as compared to the first quarter of 2007, due to an expansion in gross margin that more than compensated for expenses relating to (i) higher labor costs in Argentina, (ii) an increase in sales force to strengthen our presence and execution in certain retail segments and (ii) improving our go-to-market execution in Brazil.

April 25, 2008	Page 6

RECENT DEVELOPMENTS

• Figures of the company are prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS). All figures are expressed in Mexican pesos. Beginning January 1, 2008, the Mexican NIF B-10 “efectos de la inflación” (inflation effects) was modified and defines two economic environments as follows:

a. Inflationary environment, when cumulative inflation of three consecutive years is 26% or more, in which case, the effects of inflation should be recognized.

b. Non – inflationary environment, when cumulative inflation of three preceding years is less than 26%, in which case no inflationary effects should be recognized.

Until December 31, 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, based on current levels of inflation, the company discontinued inflation accounting for its subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of its subsidiaries (Argentina, Venezuela, Costa Rica and Nicaragua) we will continue applying the inflationary accounting method. For comparison purposes, the figures for 2007 have been restated in Mexican pesos with purchasing power at December 31, 2007 (instead of March 31, 2008 as would have been the case under the previous methodology) taking into account local inflation of each country with reference to the consumer price index and converted from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country.

• On April 8, 2008 Coca-Cola FEMSA held its Annual General Ordinary Shareholders Meeting, at which shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2007, the dividend declared for fiscal year 2007 and the composition of the Board of Directors for 2008. Shareholders approved the payment of a dividend in the amount of Ps. 945 million. The dividend will be paid on May 6, 2008 in the amount of Ps. 0.5120 for each ordinary share, equivalent to Ps. 5.12 per ADR, an increase of 12% in real terms as compared to the dividend paid for 2006.

• On February 27, 2008 Coca-Cola FEMSA announced that its Board of Directors approved the rotation of Coca-Cola FEMSA’s independent auditor, following the recommendation of its Audit Committee and continuing with our corporate governance best practices. Therefore, beginning in 2008 the independent auditor for the company and its subsidiaries will be Ernst & Young. Deloitte will continue to be responsible for the independent auditor’s report on Coca-Cola FEMSA’s 2007 financial statements and will continue providing several other services to our company.

April 25, 2008	Page 7

CONFERENCE CALL INFORMATION

Our first-quarter 2008 Conference Call will be held on: April 25, 2008, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 2, 2008. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 23478878.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2008, which exchange rate was Ps. 10.6300 to US $ 1.00.

(6 pages of tables to follow)

April 25, 2008	Page 8

Consolidated Income Statement
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ %

Sales Volume (million unit cases) (2)	517.7		498.8		3.8%
Average price per unit case (2)	32.51		31.86		2.0%

Net revenues	17,153		16,162		6.1%
Other operating revenues (5)	104		63		65.1%

Total revenues	17,257	100%	16,225	100%	6.4%
Cost of sales	8,986	52.1%	8,675	53.5%	3.6%

Gross profit	8,271	47.9%	7,550	46.5%	9.5%

Operating expenses	5,453	31.6%	5,114	31.5%	6.6%

Operating income	2,818	16.3%	2,436	15.0%	15.7%

Other expenses, net	186		176		5.7%

Interest expense	508		505		0.6%
Interest income	135		144		-6.3%

Interest expense, net	373		361		3.3%
Foreign exchange (gain) loss	(48)		99		-148.5%
(Gain) on monetary position in Inflationary subsidiries	(111)		(199)		-44.2%
Market value loss on inefective derivative instruments	8		30		-73.3%

Integral cost of financing	222		291		-23.7%
Income before taxes	2,410		1,969		22.4%

Taxes	749		676		10.8%

Consolidated net income	1,661		1,293		28.5%

Majority net income	1,621	9.4%	1,230	7.6%	31.8%

Minority net income	40		63		-36.5%

Operating income	2,818	16.3%	2,436	15.0%	15.7%
Depreciation	435		408		6.6%
Amortization and other non-cash charges (3)	316		349		-9.5%

EBITDA (4)	3,569	20.7%	3,193	19.7%	11.8%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.

April 25, 2008	Page 9

Expressed in million of Mexican pesos, figures of 2007 are expresed with purchasing power as of December 31, 2007

Assets		Mar 08		Dec 07

Current Assets
Cash and cash equivalents	Ps.	7,635	Ps.	7,542
Total accounts receivable		3,934		4,706
Inventories		3,853		3,418
Prepaid expenses and other		2,117		1,792

Total current assets		17,539		17,458

Property, plant and equipment
Property, plant and equipment		38,162		37,420
Accumulated depreciation		(17,287)		(16,672)
Bottles and cases		1,236		1,175

Total property, plant and equipment, net		22,111		21,923

Investment in shares		1,487		1,492
Deferred charges, net		1,242		1,255
Intangibles assets and other assets		44,983		45,050

Total Assets	Ps.	87,362	Ps.	87,178

Liabilities and Stockholders' Equity		Mar 08		Dec 07

Current Liabilities
Short-term bank loans and notes	Ps.	4,361	Ps.	4,814
Interest payable		266		274
Suppliers		5,648		6,100
Other current liabilities		4,870		5,009

Total Current Liabilities		15,145		16,197

Long-term bank loans		14,015		14,102
Pension plan and seniority premium		628		993
Other liabilities		4,849		5,105

Total Liabilities		34,637		36,397

Stockholders' Equity
Minority interest		1,620		1,641
Majority interest
Capital stock		3,116		3,116
Additional paid in capital		13,333		13,333
Retained earnings of prior years		34,662		27,930
Net income for the period		1,621		6,908
Cumulative results of holding non-monetary assets		(1,627)		(2,147)

Total majority interest		51,105		49,140

Total stockholders' equity		52,725		50,781

Total Liabilities and Equity	Ps.	87,362	Ps.	87,178

April 25, 2008	Page 10

Mexico Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ %

Sales Volume (million unit cases)	264.0		251.7		4.9%
Average price per unit case	29.31		28.78		1.8%

Net revenues	7,737		7,244		6.8%
Other operating revenues	33		36		-8.3%

Total revenues	7,770	100.0%	7,280	100.0%	6.7%
Cost of sales	3,811	49.0%	3,599	49.4%	5.9%

Gross profit	3,959	51.0%	3,681	50.6%	7.6%

Operating expenses	2,595	33.4%	2,454	33.7%	5.7%

Operating income	1,364	17.6%	1,227	16.9%	11.2%
Depreciation, amortization & other non-cash charges (2)	432	5.6%	418	5.7%	3.3%

EBITDA (3)	1,796	23.1%	1,645	22.6%	9.2%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1) figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08	% Rev	1Q 07	% Rev	Δ %

Sales Volume (million unit cases)	130.2		128.6		1.2%
Average price per unit case	41.06		40.33		1.8%

Net revenues	5,346		5,187		3.1%
Other operating revenues	5		10		-50.0%

Total revenues	5,351	100.0%	5,197	100.0%	3.0%
Cost of sales	2,907	54.3%	2,926	56.3%	-0.6%

Gross profit	2,444	45.7%	2,271	43.7%	7.6%

Operating expenses	1,694	31.7%	1,683	32.4%	0.7%

Operating income	750	14.0%	588	11.3%	27.6%
Depreciation, amortization & other non-cash charges (2)	190	3.6%	231	4.4%	-17.7%

EBITDA (3)	940	17.6%	819	15.8%	14.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.

April 25, 2008	Page 11

Mercosur Division
Expressed in million of Mexican pesos(1), figures of 2007 are expresed with purchasing power as of December 31, 2007
Financial figures include beer results

	1Q 08	% Rev	1Q 07	% Rev	Δ %

Sales Volume (million unit cases) (2)	123.5		118.5		4.2%
Average price per unit case (2)	30.34		29.20		3.9%

Net revenues	4,070		3,731		9.1%
Other operating revenues (5)	66		17		288.2%

Total revenues	4,136	100.0%	3,748	100.0%	10.4%
Cost of sales	2,268	54.8%	2,150	57.4%	5.5%

Gross profit	1,868	45.2%	1,598	42.6%	16.9%

Operating expenses	1,164	28.1%	977	26.1%	19.1%

Operating income	704	17.0%	621	16.6%	13.4%
Depreciation, amortization & other non-cash charges (3)	129	3.1%	108	2.9%	19.4%

EBITDA (4)	833	20.1%	729	19.5%	14.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other non-cash charges.
(5) Since november 2007, we integrated Complejo Industrial CAN, S.A. (CICAN) a can bottling facility in Argentina.

April 25, 2008	Page 12

SELECTED INFORMATION

For the three months ended March 31, 2008 and 2007

Expressed in million of Mexican pesos. Figures of 2007 are expresed with purchasing power as of December 31, 2007

	1Q 08		1Q 07

Capex	521.4	Capex	567.1

Depreciation	434.8	Depreciation	407.9

Amortization & Other non-cash charges	316.2	Amortization & Other non-cash charges	349.1

VOLUME
Expressed in million unit cases

	1Q 08					1Q 07

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	203.4	13.7	41.9	5.0	264.0	196.9	12.9	39.3	2.6	251.7
Central America	29.4	1.5	-	2.0	32.9	28.1	1.5	-	1.8	31.4
Colombia	41.2	2.7	2.6	0.7	47.2	41.6	2.8	2.8	0.7	47.9
Venezuela	45.9	2.7	-	1.5	50.1	44.5	2.5	-	2.3	49.3
Brazil	69.0	5.4	-	1.1	75.5	65.6	5.7	-	1.2	72.5
Argentina	45.7	0.6	-	1.7	48.0	44.5	0.1	-	1.4	46.0

Total	434.6	26.6	44.5	12.0	517.7	421.2	25.5	42.1	10.0	498.8

(1) Excludes water presentations equal to or larger than 5.0 Lt
(2) Bulk Water = Still bottled water in presentations equal to, or larger than 5.0 Lt
(3) Still Beverages include flavored water

April 25, 2008	Page 13

March 2008
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	1Q 2008	Mar 08	Dec 07	Mar 07

Mexico	3.93%	1.18%	10.6962	10.8662	11.0507
Colombia	5.60%	3.09%	1,821.6000	2,014.7600	2,190.3000
Venezuela (3)	30.33%	9.24%	2.1500	2,150	2,150
Argentina	8.60%	2.34%	3.1680	3.1490	3.1000
Brazil	5.83%	2.02%	1.7491	1.7713	2.0504

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

April 25, 2008	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: April 25, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer